1.800.597.7836

Vote your OppenheimerFunds proxy over the phone
Voting your proxy is important. And now OppenheimerFunds
Has made it easy.  Vote at your convenience, 24 hours a day,
And save postage costs, ultimately reducing fund expenses.
Just follow these three simple steps:

1.       Call the toll free number:  1.800.597.7836.
2.       Enter the 14-digit Control Number, located on your Proxy Card.
3.       Follow the voice instructions.

If you vote by phone please do not mail your Proxy Card